FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1        First Quarter Report 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

June 7, 2007

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

 Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

	Company Name	Phone
	A – K	416-947-4538
	L – Z	416-947-4616

For Companies Reporting to The Montreal TSX Office: Call 514-788-2451

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		45,696,536
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase (see attachment)		(463,600)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		45,232,936

NOTE:

If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COPENSATION ARRANGEMENTS	# of Shares	Balance
A.	Share Purchase Plans and / or Agreement(s)		N/A
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) - for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement(s)
	NAME OF PROGRAM:
	Stock Options Outstanding - Opening Balance	3,761,500

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Mar 12, 2007	John Paterson	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Timo Jauristo	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	James Hume	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Bill McCartney	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Tom Beattie	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Parkash Athwal	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	George Plewes	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Blair Lockhart	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Meghan Brown	Mar 11, 2012	$8.13	15,000
Mar 12, 2007	Bob Rollings	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Susy Horna	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Alana Macfarlane	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Cecilia Bonatto	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Shayla Woodman	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Giovanni Susin	Mar 11, 2012	$8.13	50,000
Mar 12, 2007	Michael Pond	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Peggy Lu	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Kristen Pinch	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	Jaclyn D'Alfonso	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Eun-Kyu Chang	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Javier Salas	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Susan Bertie	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Julio Chavez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jorge Rivera	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	David Gomez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Eva Rondon	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Julio Falco	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Liliana Salas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Victor Diaz	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Carlos Talledo	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Nilton Astorga	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Joseph Salas	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Marco Dominguez	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Ernesto Villar	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Walter Lavado	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Luis Gutierrez	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Victor Chia	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Nancy Acuna	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Marco Negron	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Carlos Salazar	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Miguel Martinez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Rodolfo Villegas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Gaston Loyola	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jesus Salazar	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Fernando Alegre	Mar 11, 2012	$8.13	4,000
Mar 12, 2007	Wilder Poma	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Ever Duenas	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jorge Santiago	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jose Sanchez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Angel Sinche	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Alfonso Malaga	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Oscar Barrera	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Johny Gomez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Marcos Huaynate	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jesus Loayza	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Raul Carlos Vasquez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jose Ibanez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Larry Manrique	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Victor Chavez	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Neftali Munoz	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Jose Quijano	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Fredy Montalvo	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Miguel Mesias	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jaime Chavez	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Julio Cesar Collado	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Carla Palomino	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Julio Adco	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Claudia Gonzales	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Tan Shundao	Mar 11, 2012	$8.13	15,000
Mar 12, 2007	Shen Chenghegn	Mar 11, 2012	$8.13	10,000
Mar 12, 2007	John Zhang	Mar 11, 2012	$8.13	20,000
Mar 12, 2007	Juwei Zhang	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Liemei Feng	Mar 11, 2012	$8.13	7,500
Mar 12, 2007	Hongsheng Liu	Mar 11, 2012	$8.13	8,000
Mar 12, 2007	Hargxiao Gao	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	Jenna Zhou	Mar 11, 2012	$8.13	3,000
Mar 12, 2007	Grace Han	Mar 11, 2012	$8.13	5,000
Mar 12, 2007	May He	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Joyce Zhang	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	Vera Wu	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jun Jiang	Mar 11, 2012	$8.13	1,000
Mar 12, 2007	Jannet Rivera	Mar 11, 2012	$8.13	10,000
Mar 28, 2007	Esther Lee	Mar 27, 2012	$8.03	15,000
Mar 12, 2007	Jorge Villegas	Mar 11, 2012	$8.13	2,000
Mar 12, 2007	David Black	Mar 11, 2012	$8.13	25,000
Mar 12, 2007	Nestor Vidal	Mar 11, 2012	$8.13	1,000
			SUBTOTAL	671,500

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	0

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Mar 30, 2007	Parkash Athwal	Mar 25, 2004	Mar 24, 2009	$18.38	80,000
Mar 30, 2007	Giovanni Susin	Mar 25, 2004	Mar 24, 2009	$18.38	40,000
Mar 30, 2007	George Plewes	Mar 25, 2004	Mar 24, 2009	$18.38	400,000
Mar 30, 2007	John Paterson	Mar 25, 2004	Mar 24, 2009	$18.38	200,000
Mar 30, 2007	Dan Innes	Mar 25, 2004	Mar 24, 2009	$18.38	200,000
Mar 30, 2007	David Black	Mar 25, 2004	Mar 24, 2009	$18.38	50,000
Mar 30, 2007	Tom Beattie	Mar 25, 2004	Mar 24, 2009	$18.38	60,000
				SUBTOTAL	1,030,000
Stock Option Outstanding – Post Plan – Closing Balance Inducement – S. Myers Inducement – A. Losada-Calderon Inducement – T. Jauristo				3,403,000 200,000 200,000 300,000 4,103,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		3,973,617*

*  Does Not include any of the options issued as Inducements.

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (from Stock Option Plan)
	NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		673,117
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)		(671,500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		1,617*

*  Does Not Include any of the options issued as Inducements.

All information reported in this Form is for the month of March, 2007.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Susy Horna
PHONE / EMAIL	604-669-2525 / susyh@swgold.com
DATE	April 10, 2007

To:	Advisory Affairs Toronto Stock Exchange 130 King Street West Toronto, Ontario M5X 1J2	Fax: Telephone: Email:	416-947-4547 416-947-4616 advisoryaffairs@tsx.ca
Sent by:	Southwestern Resources Corp.	Susy H. Horna	604 6692525
	Company Name	Contact Name:	Telephone #:

RE:  NORMAL COURSE ISSUER BID MONTHLY REPORT

Transactions for	May 2007	1,205,500
	Month	Total to date for this NCIB
Bid Details:
Listed Company:	Southwestern Resources Corp.
Duration of Bid:	One year
Class of Shares	Common Shares

Date of Purchase trade date)	# of Shares Purchased	Average Price
May 1, 2007	10,000	$7.46
May 2, 2007	15,000	$7.45
May 3, 2007	27,000	$7.47
May 8, 2007	8,300	$7.35
May 9, 2007	15,000	$7.35
May 10, 2007	20,000	$7.29
May 11, 2007	5,000	$7.34
May 16, 2007	70,000	$6.73
May 18, 2007	2,400	$6.79
May 31, 2007	300	$7.23

Total for Month:	173,000

Notes:

1.

Please use separate form for each class of shares

2.

Please use separate form for previously unreported or misreported purchases, if any.